Exhibit 99.1
Melco Crown Entertainment Announces First Quarter 2009 Earnings
New York, May 20, 2009 — Melco Crown Entertainment Limited (NASDAQ: MPEL), a developer and owner of casino gaming and entertainment resort facilities focused on the Macau market, today reported its unaudited financial results for the first quarter ending March 31, 2009.
For the first quarter of 2009, net revenue was US$216.5 million, down from US$482.9 million for the comparable period ending March 31, 2008. The decrease in revenue was primarily driven by an abnormally high win rate and greater rolling chip volume at Altira Macau in the first quarter of 2008.
Adjusted EBITDA(1) was US$21.3 million for the first quarter of 2009, as compared to US$77.4 million in the first quarter of 2008.
The Company recorded a net loss for the first quarter of 2009 of US$35.3 million, or US$0.08 per ADS, compared to a gain of US$43.2 million, or US$0.10 per ADS, in the first quarter of 2008.
Lawrence Ho, Co-Chairman and Chief Executive Officer of Melco Crown Entertainment commented, “As previously announced, City of Dreams is scheduled to open on June 1, and the budget is unchanged. The opening of City of Dreams is a turning point for our company and a major milestone for Macau in its transformation into Asia’s premier leisure destination.
“We are less than two weeks away from the realization of many years of hard work and determination. Our aim was to meaningfully raise the bar for gaming entertainment in Asia, particularly for the emerging premium mass market customer, and to profitably diversify our portfolio of assets into the most attractive market segment in Macau. I believe that we will be successful on both counts, which should be a major driver of shareholder value.”
Mr. Ho continued, “Our financial position remains strong and our balance sheet is one of the best in the gaming industry. We held approximately US$755 million of cash, excluding cage cash, at the end of the first quarter, and we expect to spend approximately US$244 million on construction activities and pre-opening preparations at City of Dreams from the start of the current quarter through its opening.
“Subsequent to the end of the first quarter of 2009, we completed a follow on offering that injected approximately US$174 million of net proceeds into our balance sheet, further solidifying our financial structure and positioning us for growth going forward.”

Altira Macau 1Q Results
For the quarter ending March 31, 2009, net revenue at Altira Macau was US$183.6 million versus US$459.9 million in the quarter ending March 31, 2008. Altira Macau generated adjusted EBITDA of US$20.2 million in the first quarter of 2009 compared with US$76.7 million in the first quarter of 2008.
Mr. Ho added, “Although we had a difficult comparison for Altira Macau in the first quarter, we are pleased with the property’s results. Despite an 11% decline in rolling chip volume and a lower hold percentage, our sequential EBITDA performance remained solid due to strong cost containment programs.”
Rolling chip volume totaled US$9.1 billion for the first quarter of 2009, down from US$19.4 billion in the first quarter of 2008. The rolling chip table games hold percentage in the first quarter of 2009 (calculated before discounts and commissions) was 2.79% versus 3.13% recorded in the first quarter of 2008. Our target rolling chip hold percentage is 2.85%.
In the mass market table games segment, drop (non rolling chip) totaled US$76.0 million in the first quarter of 2009, down from US$95.5 million generated in the first quarter of 2008. The mass market table games hold percentage was 13.7% in the first quarter of 2009, below our expected range for mass market table games hold percentage of 16%-18%. The mass market table games hold percentage for the first quarter of 2008 was 15.8%.
Total non-gaming revenue at Altira Macau in the first quarter of 2009 was US$7.8 million, down from US$9.4 million in the first quarter of 2008. Occupancy per available room in the first quarter of 2009 was 89% and the average daily rate (ADR) was US$234 per occupied room. This compares with occupancy and ADR of 92% and US$233, respectively, in the first quarter of 2008.
Mocha Clubs 1Q Results
Net operating revenue from Mocha Clubs totaled US$24.7 million in the first quarter of 2009, up from US$22.9 million in the first quarter of 2008.
Mocha Clubs generated US$6.8 million of adjusted EBITDA in the first quarter of 2009, which compares with US$6.5 million in the first quarter of 2008.
The number of gaming machines in operation at the Mocha Clubs averaged 1,273 in the first quarter of 2009, an increase from 1,045 in the first quarter of 2008. Average net win per gaming machine per day was US$211 in this period, as compared with US$241 in the same period in 2008.
On February 20, 2009, Mocha Clubs’ Mocha Square venue reopened, which added 75 gaming machines to its market-wide installed base at eight locations throughout Macau.

Other Factors Affecting Earnings
Total non-operating expenses for the first quarter of 2009 were US$1.5 million, which included US$0.1 million in interest income, less a US$0.5 million net foreign exchange loss and other finance costs of US$1.2 million. Capitalized interest during the first quarter of 2009 totaled US$19.5 million. Pre-opening expenses, related entirely to the development of City of Dreams, were US$18.3 million for the first quarter of 2009. Corporate expenses and other costs totaled US$5.7 million in the first quarter of 2009. Total stock based compensation costs for the company were US$3.0 million in the quarter ending March 31, 2009.
Depreciation and amortization costs of US$33.6 million were booked in the first quarter of 2009, of which US$14.3 million was related to the amortization of our gaming sub-concession and US$4.5 million was related to the amortization of land use rights.
Financial Position and Capital Expenditure
Cash and cash equivalents as of March 31, 2009 totaled US$798.5 million. Total outstanding debt at the end of the first quarter of 2009 was US$1.80 billion, of which US$115.6 million represented loans from the company’s two major shareholders. Total debt to shareholders’ equity as of March 31, 2009 was 75%.
Capital expenditures for the first quarter of 2009 were US$293.6 million, essentially all of which were attributable to the development of City of Dreams.
Conference Call Information
Melco Crown Entertainment will hold a conference call to discuss its first quarter 2009 financial results on Wednesday, May 20, 2009, at 8:30 a.m. Eastern Daylight Time (or 8:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free Number:	1 800 659 2056
US Toll Number (for international callers):	1 617 614 2714
Hong Kong Toll Number:	852 3002 1672
Hong Kong Toll Free Number:	800 96 3844
UK Toll Free Number:	00 800 280 02002
Australia Toll Free Number:	1 800 002 971
Passcode:	MPEL
An audio webcast will also be available at http://www.melco-crown.com.
A replay of the call will be available on the same day at 10:30 a.m. Eastern Daylight Time (or 10:30 p.m. Hong Kong Time) until May 27, 2009. To listen to the replay, please use the dial-in details below:

US Toll Free Number:	1 888 286 8010
US Toll Number (for international callers):	1 617 801 6888
Passcode:	2404023

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Melco Crown Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; finalization of credit facilities to finance construction of projects; the completion of the construction of our hotel casino resort projects; our acquisition and development of the Macau Peninsula site; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site; the formal grant of an occupancy permit for City of Dreams; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our Annual Report on Form 20-F filed on March 31, 2009 and other documents filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.
Non-GAAP Financial Measure
(1) “Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, stock-based compensation costs, and other non-operating income and expenses. Adjusted EBITDA is presented exclusively as a supplemental disclosure because management believes that it is widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses adjusted EBITDA as a measure of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents adjusted EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported adjusted EBITDA as a supplement to financial measures in accordance with U.S. generally accepted accounting principles (“GAAP”). However, adjusted EBITDA should not be considered as an alternative to operating income as an indicator of the Company’s performance, as an alternative to cash flows from operating activities as a measure of liquidity, or as an alternative to any other measure determined in accordance with GAAP. Unlike net income, adjusted EBITDA does not include depreciation and amortization or interest expense and therefore does not reflect current or future capital expenditure or the cost of capital. The Company compensates for these limitations by using adjusted EBITDA as only one of several comparative tools, together with GAAP measurements, to assist in the evaluation of operating performance. Such GAAP measurements include operating income (loss), net income (loss), cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in adjusted EBITDA. Also, the Company’s calculation of adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

About Melco Crown Entertainment Limited
Melco Crown Entertainment Limited is a developer, owner and through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities. The Company’s first property, Altira Macau (formerly Crown Macau) (www.altiramacau.com), opened on May 12, 2007. Other development projects include City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. The Company’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 1,300 gaming machines in eight locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company has entered into an agreement, subject to certain conditions, to acquire a third development site on the Macau Peninsula. For more information about the Company, please visit www.melco-crown.com.
The Company has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, a Director and the CEO of the Company. Crown is a top 100 company listed on the Australian Stock Exchange and led by Executive Chairman James Packer, who is also Co-Chairman and a Director of the Company.
Investor Inquiries:
Geoffrey Davis, CFA
Senior Vice President, Corporate Finance
Tel: +1 212 671 1936
Email: geoffreydavis@melco-crown.com

Melco Crown Entertainment Limited
Condensed Consolidated Statements of Operations
(In Thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March, 31
	2009	2008
	(Unaudited)	(Unaudited)
OPERATING REVENUES
Casino	$213,001	$479,690
Rooms	4,451	4,081
Food and beverage	3,574	4,474
Entertainment, retail and others	2,323	1,277

Gross revenues	223,349	489,522
Less: promotional allowances	(6,858)	(6,654)

Net revenues	216,491	482,868

OPERATING COSTS AND EXPENSES
Casino	(172,575)	(375,630)
Rooms	(511)	(507)
Food and beverage	(2,659)	(3,356)
Entertainment, retail and others	(179)	(295)
General and administrative	(22,293)	(26,918)
Pre-opening costs	(18,286)	(1,974)
Amortization of gaming subconcession	(14,309)	(14,309)
Amortization of land use rights	(4,543)	(4,601)
Depreciation and amortization	(14,709)	(13,184)

Total operating costs and expenses	(250,064)	(440,774)

OPERATING (LOSS) INCOME	(33,573)	42,094

NON-OPERATING (EXPENSES) INCOME
Interest income, net	121	4,289
Other finance costs	(1,196)	(3,476)
Foreign exchange loss, net	(453)	(185)
Other income, net	—	15

Total non-operating (expenses) income	(1,528)	643

(LOSS) INCOME BEFORE INCOME TAX	(35,101)	42,737
INCOME TAX (EXPENSE) CREDIT	(222)	496

NET (LOSS) INCOME	$(35,323)	43,233

(LOSS) INCOME PER SHARE:
Basic	$(0.027)	$0.033

Diluted	$(0.027)	$0.033

(LOSS) INCOME PER ADS:
Basic	$(0.080)	$0.098

Diluted	$(0.080)	$0.098

WEIGHTED AVERAGE SHARES USED IN (LOSS) INCOME PER SHARE CALCULATION:
Basic	1,322,512,422	1,320,938,904

Diluted	1,322,512,422	1,323,027,629

Melco Crown Entertainment Limited
Condensed Consolidated Balance Sheets
(In Thousands of U.S. dollars)

	March 31,	December 31,
	2009	2008
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$798,508	$815,144
Restricted cash	—	67,977
Accounts receivable, net	74,367	72,755
Amounts due from affiliated companies	7	650
Inventories	2,192	2,170
Prepaid expenses and other current assets	24,274	17,556

Total current assets	899,348	976,252

PROPERTY AND EQUIPMENT, NET	2,386,697	2,107,722
GAMING SUBCONCESSION, NET	756,906	771,216
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENT AND DEPOSITS	78,768	60,894
DEFERRED TAX ASSET	—	28
DEFERRED FINANCING COST	46,512	49,336
DEPOSIT FOR ACQUISITION OF LAND INTEREST	12,853	12,853
LAND USE RIGHTS, NET	429,310	433,853

TOTAL	$4,696,529	$4,498,289

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$2,573	$2,494
Accrued expenses and other current liabilities	402,621	442,671
Income tax payable	274	1,954
Amounts due to affiliated companies	3,589	1,985
Amounts due to shareholders	1,085	1,032

Total current liabilities	410,142	450,136

LONG-TERM DEBT	1,683,205	1,412,516
OTHER LONG-TERM LIABILITIES	38,877	38,304
DEFERRED TAX LIABILITIES	19,025	19,191
LOANS FROM SHAREHOLDERS	115,647	115,647
LAND USE RIGHTS PAYABLE	46,751	53,891

SHAREHOLDERS’ EQUITY
Ordinary shares	13,308	13,216
Treasury shares	(25)	(4)
Additional paid-in capital	2,699,277	2,689,257
Accumulated other comprehensive losses	(36,175)	(35,685)
Accumulated losses	(293,503)	(258,180)

Total shareholders’ equity	2,382,882	2,408,604

TOTAL	$4,696,529	$4,498,289

Melco Crown Entertainment Limited
Reconciliation of Operating Income (Loss) to Adjusted EBITDA
(In Thousands of U.S. dollars)

	Three Months Ended March 31, 2009
	Altira Macau	Mocha	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$8,934	$2,641	$(45,148)	$(33,573)

Pre-opening Costs	—	—	18,286	18,286
Depreciation and Amortization	11,005	4,033	18,523	33,561
Stock-based Compensation	267	100	2,649	3,016

Adjusted EBITDA	$20,206	$6,774	$(5,690)	$21,290

	Three Months Ended March 31, 2008`
	Altira Macau	Mocha	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$66,339	$3,198	$(27,443)	$42,094

Pre-opening Costs	—	—	1,974	1,974
Depreciation and Amortization	10,271	3,256	18,567	32,094
Stock-based Compensation	80	31	1,147	1,258

Adjusted EBITDA	$76,690	$6,485	$(5,755)	$77,420

Melco Crown Entertainment Limited
Reconciliation of Adjusted EBITDA to Net (Loss) Income
(In Thousands of U.S. dollars)

	Three Months Ended
	March 31,
	2009	2008
	(Unaudited)	(Unaudited)
Adjusted EBITDA	$21,290	$77,420
Pre-opening Costs	(18,286)	(1,974)
Depreciation and Amortization	(33,561)	(32,094)
Stock-based Compensation	(3,016)	(1,258)
Interest and Other Non-Operating (Expenses) Income, Net	(1,528)	643
Income Tax (Expense) Credit	(222)	496

Net (Loss) Income	$(35,323)	$43,233

Melco Crown Entertainment Limited
Supplemental Data Schedule

	Three months ended
	March 31,
	2009	2008
Altira Macau
Average number of table games	254	243
Average number of gaming machines	—	240
Period end number of table games	255	246
Period end number of gaming machines	—	212
Table games win per unit per day (2)	$11,555	$28,123
Gaming machines win per unit per day (3)	$—	$174
Average daily rate (4)	$234	$233
Occupancy per available room	89%	92%
Revenue per available room (5)	$208	$213

(2)	table games win per unit per day is shown before discounts and commissions

(3)	gaming machines win per unit per day is shown before deducting cost for slot points

(4)	Average daily rate is calculated by dividing total room revenue by total occupied rooms

(5)	Revenue per available room is calculated by dividing total room revenue by total rooms available